Megan Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

April 13, 2015

VIA EDGAR & Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Russell Mancuso, Branch Chief

Re:        NeuroMetrix, Inc.

Amendment No. 7 to

Registration Statement on Form S-1

Submitted March 26, 2015

CIK No. 0001289850

Ladies and Gentlemen:

We are submitting this letter on behalf of NeuroMetrix, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 2, 2015 (the “Comment Letter”) from Russell Mancuso, Branch Chief, to Shai N. Gozani, M.D., Ph.D., relating to the above-referenced registration statement on Form S-1 of the Company, initially submitted to the Commission on April 25, 2013, as most recently amended on March 26, 2015 (the “Initial Submission”). In conjunction with this letter, the Company is submitting an amended registration statement on Form S-1 (the “Amended Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

We are providing by overnight delivery to Mr. Mancuso of the Staff five courtesy copies of this letter and copies of the Amended Registration Statement that have been marked to show changes from the Initial Submission.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 13, 2015

Registration Statement

1.	Comment: Please amend your filing to include all information other than that which can be omitted per Rule 430A. We note for example that you do not disclose the number of shares underlying the offered warrants and that you do not disclose information, like use of proceeds, based on a bona fide estimate of the of the warrant exercise price. Please see comment 1 in our letter to you dated August 7, 2013 and Section II.A.7 of Release 33-6714 (May 27, 1987).

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure throughout the Amended Registration Statement, including on the cover page of the prospectus, to disclose all information other than that which can be omitted per Rule 430A. The Company respectfully submits that it has included a bona fide assumed offering price for the common stock, the pre-funded warrants and the warrants. Additionally, pursuant to Section II.A.7 of Release 33-6714, the Company advises the Staff that it has indicated in the sections titled “Selected Financial Data,” “Capitalization,” and “Dilution” that the as adjusted information presented is illustrative only and will change based on the actual offering price and other terms of this offering determined at pricing.

Use of Proceeds, page [30]

2.	Comment: Please reconcile your disclosure following the list of bullet points of this section regarding selling various percentages of the offering with your disclosure on page 64 that this is a firm-commitment offering. In this regard, we note the statements in your prospectus that you are offering “up to” the disclosed number of shares and your disclosures like on pages 7 and 12 assuming that you sell the maximum amount of securities registered for sale; please ensure that your disclosure throughout your prospectus is consistent with the type of offering that you disclose on page 64.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on the cover page of the prospectus and pages 7, 8 and 12 of the Amended Registration Statement to reference offering terms consistent with a firm-commitment underwritten offering.

3.	Comment: Please disclose the approximate amount of proceeds that you currently intend to use for each purpose identified in your last bullet point of this section. See comment 4 in our letter to you dated May 13, 2013.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 28 of the Amended Registration Statement to disclose the approximate amount of proceeds that it currently intends to use for each purpose identified in your last bullet point of this section.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 13, 2015

Undertakings, page [II-2]

4.	Comment: Please include the undertaking required by Regulation S-K Item 512(a)(5)(ii). See comment 2 in our letter to you dated November 1, 2013.

Response: In response to the Staff’s comment, the Company advises the Staff that it has included the undertaking on page II-4 of the Amended Registration Statement required by Regulation S-K Item 512(a)(5)(ii).

Exhibits

5.	Comment: Please file the omitted exhibits. See comment 1 in our letter to you dated August 7, 2013.

Response: In response to the Staff’s comment, the Company advises the Staff that it has filed with the Amended Registration Statement the Form of Underwriting Agreement (Exhibit 1.1), Form of Warrant (Exhibit 4.3), Form of Pre-Funded Warrant (Exhibit 4.4), Form of Underwriter’s Warrant (Exhibit 4.5), Form of Warrant Agent Agreement (Exhibit 4.10) and Legal Opinion (Exhibit 5.1).

*      *      *      *      *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 13, 2015

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, Garrett M. Winslow or Andrea J. Paul of this firm at (617) 542-6000 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission
Tom Jones

NeuroMetrix, Inc.
Shai N. Gozani, M.D., Ph.D.
Thomas T. Higgins

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Garrett M. Winslow
Andrea J. Paul

McGuireWoods LLP
Stephen E. Older
David S. Wolpa

PricewaterhouseCoopers LLP
John J. Coffey